

Mail Stop 3720

February 12, 2010

Zorik Gordon
President and Chief Executive Officer
ReachLocal, Inc.
21700 Oxnard Street, Suite 1600
Woodland Hills, CA 91367

      Re: ReachLocal, Inc.
               Form S-1/A
               Filed February 2, 2010
               File No. 333-163905

Dear Mr. Gordon:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment five in our letter dated January 15, 2010 and have reviewed the Supplemental Binder. Please file the consent from Borrell Associates, which you provided in Exhibit B of the Supplemental Binder, as an exhibit to the registration statement.

Risk Factors, page 11

Each of the three major Internet search companies has significant influence . . ., page 12

2. We note your response to comment eight in our letter dated January 15, 2010. In particular, we note that the loss of rebates and financial incentives would not materially harm the company. Please further explain the significance to your business of the preferential access granted pursuant to these reseller agreements.

In addition, please disclose in the prospectus the nature and significance of the conditions and restrictions imposed by these agreements.

If we fail to increase the number of clients or retain existing clients . . ., page 15

3. We note your response to comment 10 in our letter dated January 15, 2010. While we understand that "churn" or a similar measure may not be appropriate for your business, we still think you should identify and discuss any material trends with respect to client retention in order to provide appropriate context for this risk factor. Please further revise here or in your MD&A as appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

Results of Operations, page 49

4. With respect to the increase in Direct Local revenue in the first nine months of 2009, please provide more insight into the relative significance of increases in the number of IMCs and increases in the productivity of IMCs. In addition, please quantify the increased revenues due to the ReachLocal Australia acquisition and due to the introduction of ReachDisplay.

5. With respect to the National Brands, Agencies and Resellers channel, please quantify the increase in National Brands revenue and the decrease in Agencies and Resellers revenue.

6. We note your response to comment 25 in our letter dated January 15, 2010. Please revise your disclosure to provide more context, as you do in your response letter, for your expectation that each category of operating expenses will increase in absolute dollars in future periods.

Management, page 75

Executive Compensation, page 83

Compensation Discussion and Analysis, page 83

7. We note your response to comment 29 in our letter dated January 15, 2010. Although compensation structure in 2009 remained unchanged for the most part, we still think that more disclosure is appropriate to provide insight into how the peer group analysis informed the decisions of the compensation committee and the board of directors in 2008. Please refer to Instruction 2 to Regulation S-K Item 402(b).

8. Please further revise your disclosure on page 86 regarding the differences between Plan EBITDA and Adjusted EBITDA to explain the reasons for the additional adjustments to Plan EBIDTA related to accruals for customer incentives, credits and refunds, amortization of set-up fees and bonus amounts. We note your explanation of the UK and Australia adjustments. However, it does not appear that you have explained the other adjustments.

Long-Term Equity Incentives, page 90

9. We note your revised disclosure regarding the pricing of option grants made on the date of this offering. Please disclose any plans to grant a material number of option awards on the date of this offering.

Financial Statements, page F-1

10. We note your response to comment 18 from our letter dated January 15, 2010. Please be advised that separate contracts with the same customer, if entered into at or near the same time, are presumed to have been negotiated as a package and shall therefore be evaluated as a single arrangement in considering whether there are one or more units of accounting. Refer to ASC Topic 605-25-25-3. Please tell us in more detail why you believe that they should be accounted for separately with reference to ASC 605-25.

11. We note your response to comment 21 from our letter dated January 15, 2010. When you determine the estimated IPO price, please provide an analysis of each significant factor contributing to the difference between the fair value as of the most recent quarterly valuation and the estimated IPO price.

12. We note your response to comments 22, 44 and 48 from our letter dated January 15, 2010. We note that you measured the value of the equity issued to the company at the estimated fair value of $2,000,000 corresponding to the cash contributed by NetUs and that ReachLocal Australia recorded a corresponding asset for the software license in the same amount. Since the equity and corresponding voting power in the joint venture was split equally (50/50) between you and NetUs , it is unclear to us why you believe that it is appropriate to recognize losses only to the extent you provided subsequent funding to the joint venture. In this regard, we note in your response to comment 41 that under the terms of the original joint venture agreement the risks and rewards were shared equally between the parties. We also note that you only recognized losses to the extent you provided subsequent funding to the joint venture resulting from Amendment No1 and No 2 to the original agreement. It appears that if the original agreement was not amended, you would have not recognized any loss from your investment in the joint venture. Please revise or advise.

13. We note your response to comment 47 from our letter dated January 15, 2010. Tell us why the $2,667,000 loss from continued operations (as adjusted) of ReachLocal Australia used in your calculation is not the same amount shown in the statements of operations on page F-37 of $2,633,000. Also, it appears to us that the amount of the loss that you used in your calculation should exclude the $813,000 equity losses of ReachLocal Australia. Please advise or provide us with your revised significant income test calculation.

14. We note your response to comment 49 from our letter dated January 15, 2010. Please clarify for us whether the $460,000 pro forma adjustment represents the deferred revenue balance that existed at the acquisition date less the fair value of the obligation to provide the services related to the deferred revenue (i.e. the profit margin) from September 12, 2009 through September 30, 2009. Also, clarify for us if subsequent to the acquisition date you reduced the $460,000 liability when the services were provided.

Part II. Information Not Required in Prospectus

Exhibit Index

15. We note your response to comment 51 in our letter dated January 15, 2010; however, we also note your characterization of this acquisition throughout your prospectus. We also note the material effect the acquisition had on your profitability for the nine months ended September 30, 2009. Based upon its effect on your financial statements and the anticipated impact on your future operations, we believe you are required to file the agreement as an exhibit pursuant to Regulation S-K Item 601(b)(2). Please file this agreement as an exhibit.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365, or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have any questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney, at (202) 551-3576, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director

cc: Bradley A. Helms, Esq.
       Latham & Watkins LLP
       Via facsimile: (213) 891-8763